
April 10, 2023

Robert G. Phillips
Chairman and Chief Executive Officer
Crestwood Equity Partners LP
811 Main Street, Suite 3400
Houston, TX 77002

      Re: Crestwood Equity Partners LP
          Registration Statement on Form S-3
          Filed April 4, 2023
          File No. 333-271118

Dear Robert G. Phillips:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Sarah Morgan, Esq.